

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 10, 2007

Mr. Rodney Carter
Group Senior Vice President and Chief Financial Officer
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

> **RE:    Zale Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2006**
> **Filed October 13, 2006**
> **Form 10-Q for Fiscal Quarters Ended October 31, 2006 and January 31, 2007**
> **Filed December 8, 2006 and March 9, 2007**
> **Form 8-K Filed February 21, 2007**
> **File No. 1-4129**

Dear Mr. Carter:

We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your disclosures in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2006

Item 6. Selected Financial Data, page 20

1.      Please tell us the items and their amounts included in the special charge disclosed
        in note (d) on page 22.  Also, please explain to us why all of the charges in notes
        (b) and (c) on page 20 are not also reflected in note (d) on page 22.  Additionally,
        please disclose unusual or infrequently occurring items recognized in each quarter
        and the effect and nature of year-end or other adjustments which are material to
        the results of the quarters reflected in quarterly results of operations in the notes to
        financial statements.  Refer to Item 302 of Regulation S-K.

2.      We note your disclosure of store closing charges in notes (b) and (c) on page 20.
        Please tell us the liability balances related to exit and disposal activities for each
        year presented and how the balances are classified in your balance sheets.  In
        addition, please disclose the information required by paragraph 20 of SFAS 146
        in the notes to your financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Results of Operations, page 24

3.      Please tell us the impact of repair services, separately priced warranty programs
        and insurance operations on your operating and net earnings for the years
        presented.  To the extent these programs and activities represent a significant
        portion of your operating and/or net earnings, we would expect you to include a
        discussion of their impact on your operating results in satisfying the three
        principal objectives of management's discussion and analysis as noted in SEC
        Release No. 33-8350 which are:
        o   to provide a narrative explanation of a company's financial statements that
            enables investors to see the company through the eyes of management;
        o   to enhance the overall financial disclosure and provide the context within
            which financial information should be analyzed; and
        o   to provide information about the quality of, and potential variability of, a
            company's earnings and cash flow, so that investors can ascertain the
            likelihood that past performance is indicative of future performance.

4.      Please provide a discussion of the extent to which increases are attributable to
        increases in prices or to increases in volume or to the introduction of new
        products for each year presented.  In doing so, please quantify in dollars the
        impact of same store sales and stores opened and closed during the periods.  Refer
        to Item 303 of Regulation S-K.

Year Ended July 31, 2006 Compared to Year Ended July 31, 2005, page 25

5.      Your disclosure of revenues excluding closed Bailey Banks & Biddle stores
        represents a non-GAAP measure.  As such, please provide the disclosures
        required by Item 10(e)(1)(i) of Regulation S-K.

6.      You disclose several items that account for the increase in selling, general and
        administrative expenses in terms of basis points.  Please show us how to reconcile
        the basis point amounts assigned to the items to the quantitative amounts
        disclosed in footnote (c) to selected financial data on page 20.  In addition, please
        quantify the amounts of incremental store operating costs and the reduction in
        proprietary credit costs and explain the underlying reasons for the increase in
        store operating costs.  Please show us what the revisions to your disclosure will
        look like.

Liquidity and Capital Resources, page 28

Cash Flow Activities, page 28

7.      Please provide a discussion and analysis of changes in financial condition and
        cash flows for the three year period covered by your financial statements.  Refer
        to the Item 303(a) of Regulation S-K and the related instructions.

8.      It appears that there are several significant events that attributed to the decrease in
        operating cash flows in addition to the increase in inventory.  Please provide a
        more detailed analysis of changes in net cash provided by operating activities.
        Please show us what the revisions to your disclosure will look like.

Contractual Obligations, page 31

9.      Please tell us whether your ordinary course purchase orders discussed in footnote
        (g) represent purchase obligations as defined in Item 303(a)(5) of Regulation S-K.
        If so, please include the obligations in the table.  In addition, please disclose
        reserves for tax contingencies that are excluded from the table.

Consolidated Financial Statements

Consolidated Statements of Stockholders' Investment, page F-9

10.     Please tell us the nature of deferred other comprehensive income and why the
        item is properly classified as other comprehensive income.

Notes to Consolidated Financial Statements, page F-11

Capital Stock, page F-25

Treasury Stock, page F-25

11.     Please tell us why the number of shares of common stock issued net of treasury shares differs from the number of shares of common stock outstanding.

Incentive Stock Plan, page F-25

12.     Please disclose the method used to estimate expected volatility as required by paragraph A240(e)(2)(b) of SFAS 123(R).  Please also disclose the total fair value of restricted stock awards and restricted stock unit awards vested during each year presented.  Refer to paragraph A240(c)(2) of SFAS 123(R).

13.     Please tell us whether the total amount of unrecognized compensation cost related to non-vested share-based compensation disclosed in the second paragraph on page F-26 includes all share-based compensation awards.  If not, please disclose the total unrecognized compensation cost related to non-vested restricted stock and stock unit awards and the weighted-average period over which it is expected to be recognized as of the latest balance sheet date.  Refer to paragraph A240(h) of SFAS 123(R).  In addition, tell us whether share-based compensation expense related to restricted stock disclosed on page F-27 includes restricted stock units. If not, please disclose the total compensation cost recognized in income related to restricted stock units or clarify your disclosure as appropriate.  Refer to paragraph A240(g)(1) of SFAS 123(R).

Comprehensive Income, page F-28

14.     It appears that you have recognized deferred taxes on the undistributed earnings of foreign subsidiaries.  Yet, you disclose that income taxes are generally not provided for foreign currency translation adjustments as such adjustments relate to permanent investments in international subsidiaries.  Please tell us why your policy complies with paragraph 23 of SFAS 52, SFAS 109 and APB Opinion No. 23.  Please also explain to us whether or not you recognized deferred taxes on a portion or all of the undistributed earnings of foreign subsidiaries prior to the fiscal 2006 repatriation and why the liability related to potential income tax on the remaining undistributed earnings offset the benefit under section 965.

15.     Please disclose reclassification adjustments as required by paragraph 20 of SFAS 130.  Please also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments as required by paragraph 25 of SFAS 130.  In addition, please

disclose the accumulated balances for each classification in accumulated comprehensive income as required by paragraph 26 of SFAS 130.

Guarantee Obligations, page F-30

Product Warranty Programs, page F-31

16.   Please tell us the amount of cash received and revenue recognized under the diamond commitment program during fiscal 2006 and in each subsequent quarterly period.  Please also tell us the historical evidence that indicates that the costs of the DCP program are incurred on other than a straight-line basis over the contract period.  Additionally, explain to us why you believe the evidence is sufficient to support your revenue recognition policy.  Refer to paragraph 3 of FTB 90-1.

17.   Please tell us the amounts of your reserve and accruals for potential non-ESA warranties for each period presented.  To the extent material, please disclose the tabular reconciliation of the changes in your warranty reserve.  Refer to paragraph 14(b) of FIN 45.

Form 10-Q for Fiscal Quarter Ended October 31, 2006

18.   Please address the comments above in future filings on Form 10-Q to the extent applicable.

Part I. Financial Information

Item 4. Controls and Procedures, page 18

19.   You state that your disclosure controls and procedures were effective in enabling you to record, process, summarize and report information required to be included in your periodic SEC filings within the required time period.  Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

20.   Please do not include the qualified statement that there have been no changes in your internal control over financial reporting when you disclose a change in internal control over financial reporting in accordance with Item 308(b) of Regulation S-K.  See Item 308(b) of Regulation S-K.  Please revise accordingly.

Form 8-K Filed February 21, 2007

21.    Please tell us and disclose why you believe that a presentation of earnings and earnings per share excluding the impact of derivative accounting and reflecting your lifetime jewelry protection plans determined on a basis comparable to prior periods is helpful to investors.  Please also explain to us how you are able to determine revenues related to your lifetime jewelry protection plans on a comparable basis given your lack of historical experience.  Please also tell us and disclose why you believe that presentations of earnings and earnings per share excluding special items consisting of impairment charges, store closing expenses and executive severance and revenues and comparable store sales excluding store closures are useful to investors.

22.    When presenting non-GAAP financial measures in narrative disclosures under Item 2.02, please include presentations, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with GAAP.  In addition, as revenues and comparable store sales excluding store closures represent non-GAAP financial measures please include reconciliations of the difference between the non-GAAP measures and revenues and same store sales calculated and presented in accordance with GAAP.  Please also revise the titles or descriptions of the non-GAAP revenue and same store sales measures so that they are not the same as, or confusingly similar to, the titles or descriptions of the measures calculated and presented in accordance with GAAP.  Refer to the instructions to Item 2.02 of Form 8-K and the requirements of Item 10(e)(1)(i) of Regulation S-K and Regulation G.  Please note that the additional disclosures are also applicable to your earnings guidance.

Form 10-Q for Fiscal Quarter Ended January 31, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Operations, page 9

23.    Please tell us the estimated service period over which revenue from lifetime jewelry protection plans is recognized and how you determined the estimate.  In addition, please disclose the estimated service period in future filings.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.  Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,


William Thompson
Branch Chief